UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Record Date for the Annual General Meeting of Shareholders

On December 9, 2025, KB Financial Group Inc. (“KB Financial Group”) announced that the record date for the annual general meeting of shareholders (the “AGM”) for fiscal year 2025 is December 31, 2025. Such establishment of the record date is pursuant to Article 354 of the Commercial Code and Article 18 of KB Financial Group’s Articles of Incorporation. As KB Financial Group electronically registers its shares pursuant to the Electronic Registration of Shares Act, KB Financial Group will not close its shareholder registry book to determine the shareholders who will be eligible to exercise their rights as shareholders of KB Financial Group at the AGM.

For details regarding the Company’s record date for the annual cash dividends for fiscal year 2025, which is expected to be announced sometime in February 2026, please refer to the Company’s other Form 6-K furnished to the U.S. Securities and Exchange Commission on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: December 9, 2025	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer